FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to __________________

Commission file number 000-29630

Shire Pharmaceuticals Inc. 401(k) Savings Plan

Full title of the plan and the address of the plan, if different from that of the issuer named below

Shire plc
Jersey (Channel Islands)
5 Riverwalk, City West Business Campus
Dublin, 24
Republic Of Ireland

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

Shire Pharmaceuticals Inc.
401(k) Savings Plan

Financial Statements as of and for the
Years Ended December 31, 2008 and 2007,
Supplemental Schedules as of and for the year ended December 31, 2008 and
Report of Independent Registered Public Accounting Firm

SHIRE PHARMACEUTICALS INC. 401(k) SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4–12

SUPPLEMENTAL SCHEDULES —

Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2008	15

Form 5500, Schedule H, Part IV, Question 4a—Delinquent Participant Contributions for the Year Ended December 31, 2008	16

NOTE:    All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator of
Shire Pharmaceuticals Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Shire Pharmaceuticals Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These schedules are the responsibility of the Plan's management.  Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
June 24, 2009

SHIRE PHARMACEUTICALS INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007

ASSETS:

Investments — at fair value:
Cash	$488,897	$565,089
Collective investment fund	13,051,873	10,279,321
Mutual funds	102,934,578	130,586,863
Shire plc stock	12,477,857	15,245,535
Participant loans	2,891,568	2,281,387

Total investments — at fair value	131,844,773	158,958,195

Receivables:
Employer contributions	261	1,465,387
Participant contributions	194	471,777
Income receivable	24,592	2,893

Total receivables	25,047	1,940,057

Total assets	131,869,820	160,898,252

LIABILITIES:
Accrued expenses	50,000	-

Total liabilities	50,000	-

Net assets available for benefits, at fair value	131,819,820	160,898,252

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	410,363	40,867

NET ASSESTS AVAILABLE FOR BENEFITS	$132,230,183	$160,939,119

See notes to financial statements.

SHIRE PHARMACEUTICALS INC. 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007

Investment activity:
Net (depreciation) appreciation in fair value of investments	$(62,060,270)	$11,657,816
Interest and dividends	296,427	215,034

Total investment activity	(61,763,843)	11,872,850

Contributions:
Participant	20,106,399	17,817,594
Participant rollovers	3,391,641	6,188,347
Employer	19,109,361	16,776,351

Total contributions	42,607,401	40,782,292

Benefits paid to participants	(9,392,782)	(9,291,183)
Administrative expenses	(159,712)	(88,459)

Total deductions	(9,552,494)	(9,379,642)

NET (DECREASE) INCREASE	(28,708,936)	43,275,500

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	160,939,119	117,663,619

End of year	$132,230,183	$160,939,119

See notes to financial statements.

SHIRE PHARMACEUTICALS INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1.	PLAN DESCRIPTION

Effective January 1, 2005, the 1997 Restated Shire 401(k) Savings Plan was renamed the Shire Pharmaceuticals Inc. 401(k) Savings Plan (hereafter the “Plan”). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan covering substantially all part-time and full-time employees of certain U.S. subsidiaries of Shire plc.  The Plan sponsor is Shire Pharmaceuticals, Inc. Subsidiaries covered by the Plan as of December 31, 2008 and 2007, include Shire Pharmaceuticals, Shire US Inc., Shire LLC, Shire Executive, Shire Owings Mills, Shire Development, Shire Regulatory, and Human Genetic Therapies,  (collectively, the “Company”). All eligible employees may begin participation in the Plan after attaining age 18, through Shire Pharmaceuticals Inc. 401(k) Savings Plan Auto Enrollment process.

Fidelity Management Trust Company (“Fidelity” or the “Trustee”) is the trustee and custodian of the Plan.  Fidelity Investments Institutional Operations Company Inc. is the record keeper of the Plan.   Management of the Company controls and manages the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions — Each year, participants may defer up to the lesser of 90% of eligible pretax compensation, as defined by the Plan, subject to certain Internal Revenue Code (“IRC”) limitations ($15,500 in a calendar year in 2008 and 2007). If an employee has attained age 50 before the end of the calendar year, pretax contributions may be made at any time throughout the year up to an additional limit of $5,000 for 2008 and 2007. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes $2.33 for each $1.00 contributed by the participant up to the first 3% of compensation. Additional discretionary amounts may be contributed at the option of the Company.  There were no discretionary contributions made in 2008 or 2007.

The Company elected to make safe harbor matching contributions in 2008 and 2007 in accordance with statutory requirements. Participants will be entitled to receive safe harbor matching contributions if they made pre-tax contributions to the Plan in 2008 and 2007. There is no change in the Company matching contribution formula.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan, including mutual funds, a collective investment fund, and Company common stock fund. All Company contributions are invested in a portfolio of investments directed by the participant.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the participant’s share of Company contributions, allocations of Company discretionary contributions and Plan earnings and charged with withdrawals, an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The administrative expenses consist mainly of loan processing fees charged to the participant’s account in which the loan applies along with Investment Advisory Fees from the Company’s Investment Advisor, Captrust. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are vested immediately in their contributions plus actual earnings thereon. Subject to safe harbor requirements, the vesting schedule has been eliminated for all employees in active employment status as of January 1, 2004. As a result, most employees are now 100% vested in Company matching contributions. A five-year vesting schedule applies to employees who have terminated prior to January 1, 2004, and are not former Roberts Pharmaceutical Corp. Savings Plan participants. Participants who previously participated in the Transkaryotic Therapies, Inc. Matched Retirement Savings Plan are subject to a five-year vesting schedule for Company matching contributions made to the Transkaryotic Therapies, Inc. Matched Retirement Savings Plan. Additionally, participants who previously participated in the Shire Laboratories, Inc. 401(k) Profit Sharing Plan and Trust were subject to the safe harbor requirements and were immediately 100% vested in all their contributions and Company matching contributions made into the Plan.

Participant Loans — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5.00% to 9.25% at December 31, 2008, which are commensurate with local prevailing rates as determined at the inception of each loan. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits — On termination of service for any reason, a participant may elect to receive the value of his or her vested account balance in a lump-sum amount or in substantially equal installments (monthly, quarterly, semi-annually or annually) over a period of time not to exceed the greater of the life expectancy of the participant or the joint and last survivor expectancies of the participant and the participant’s designated beneficiary. The optional forms of payment include a cash distribution, a direct rollover distribution to a rollover account or a combination of the cash distribution and direct rollover distributions.

Participants with accounts transferred from the Roberts Pharmaceutical Savings and Protection Plan also may receive a distribution in the form of a single life annuity, if single, or a qualified joint and survivor annuity, if married, or one of the other optional forms of payment if elected.

Expenses of the Plan — The Company pays certain administrative expenses of the Plan or they may be paid from the forfeiture account of the Plan. Any expenses not paid by the Company are the responsibility of the Plan. The Company also provides certain administrative services at no cost to the Plan.

Forfeitures — Upon participant termination, the non-vested portion of the participant’s account, as defined by the Plan are forfeited. After the earlier that such participant has received a distribution or incurred five consecutive one year breaks in service, forfeitures may be used to offset Company matching contributions with respect to all remaining participants entitled to receive a matching contribution in the next plan year and each succeeding plan year, if necessary. Forfeitures may also be used to offset Plan and recordkeeping expenses. At December 31, 2008 and 2007, forfeited non-vested accounts totaled $1,010,919 and $804,464, respectively. During the year ended December 31, 2007 forfeited amounts were used to reduce Company matching contributions by $202,728 and to pay Plan and recordkeeping expenses in the amount of $63,657.  During the year ended December 31, 2008 forfeited amounts were used to pay Plan recordkeeping expenses in the amount of $80,474.

Plan Amendments – Effective June 16, 2007 the Plan implemented Auto Enrollment for new hires only hired after this date.  New hires will automatically be enrolled in the Plan with the age - appropriate Freedom Fund.  The initial deferral percent will be set at 3% with the option at anytime to increase or decrease this percent.    Employees have a 30-day window to opt out of the initial 3% deferral rate.   The Company also implemented on June 16, 2007 a company stock restriction.   Future contributions to the Shire Stock Fund will be limited to no more than 50% of a participant’s deferral contributions and no more than 50% of a participant’s entire balance as a whole can be invested in the Shire Stock Fund.  Only future exchanges and deferral contributions that will bring participants over a 50% deferral rate in the Shire Stock Fund or 50% of their account balance in the Shire Stock Fund are affected.

Several features and services were added effective September 2, 2008 including the following:
•	The maximum time frame for loans used for the purchase of a primary residence changed from 10 years to 15 years.
•	The Plan added the ability to roll after-tax money from a former qualified retirement plan into the Shire Pharmaceuticals 401(k) Savings Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments, including common stock, mutual funds and stable value funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  During the year ended December 31, 2008, the fair value of investments depreciated by $62,060,270 due to market volatility related to a decline in global economic conditions.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

New Accounting Pronouncements— The financial statements reflect the prospective adoption of FASB Statement No. 157, Fair Value Measurements (“FASB Statement 157”), as of the beginning of the year ended December 31, 2008 (see Note 4).  FASB Statement 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and establishes a single authoritative definition of fair value, sets a framework for measuring value, and requires additional disclosures about fair value measurements.  The effect of the adoption of FASB Statement 157 had no impact on the statements of net assets available for benefits and statements of changes in net assets available for benefits.

Investment Valuation — The Plan’s investments are stated at fair value. The Company stock is valued at quoted market prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common collective trust funds are stated at fair value based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted to contract value.  Contract Value is principal plus accrued interest.   The participant loans, all of which mature by the end of 2023 and are secured by vested account balances of borrowing participants, are valued at amortized cost, which approximates fair value.

Income Recognition — Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses to the plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits — Benefits are recorded when paid.

3.	STABLE VALUE FUNDS

Effective September 2, 2008 the Plan invests in the Fidelity Managed Income Portfolio, which is a stable value fund that is a common collective trust. It is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans and is managed by Fidelity.  The Fidelity Managed Income Portfolio and the Fidelity Advisor Stable Value Portfolio are generally comprised of the same underlying investments and have similar operating characteristics.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant net asset value (NAV) of $1 per unit. Distribution to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

In accordance with Financial Accounting Standards (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, the stable value fund is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value.  The statements of changes in net assets available for benefits is presented on a contract value basis.

All investment contracts and fixed income securities purchased for the pools must satisfy the credit quality standards of Fidelity and the Plan.

The average yields for the Fidelity Advisor Stable Value Portfolio as of December 31 are as follows:

	2008	2007

Based on annualized earnings (1)	3.42%	4.85%
Based on interest rate credited to participants (2)	2.83%	4.15%

The average yields for the Fidelity Managed Income Portfolio as of December 31, 2008 are as follows:

Based on annualized earnings (1)	3.57%
Based on interest rate credited to participants (2)	3.04%

(1) Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the investments on the same date.

(2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.

4.	INVESTMENTS

Fair Value Measurements -  The Plan adopted FASB Statement 157, effective January 1, 2008, which defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

FASB Statement 157 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The categorization of each investment type within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  FASB Statement 157 establishes three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities at the measurement date;

•
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that reflect the Plan’s own assumptions about market participants and investment prices.

Investments measured at fair value consisted of the following types of instruments as of December 31, 2008 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Cash	$488,897	$-	$-	$488,897
Common Stock	12,477,857	-	-	12,477,857
Mutual Funds	102,934,578	-	-	102,934,578
Collective investment funds	-	13,051,873	-	13,051,873
Participant loans	-	-	2,891,568	2,891,568
Total investments measured at fair value	$115,901,332	$13,051,873	$2,891,568	$131,844,773

The valuation techniques used to measure fair value of the investments are included in Note 2.

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Level 3 Assets
Participant Loans
Balance as of January 1, 2008	$2,281,387
Loan Repayment Principal	(983,747)
Loan Repayment Interest	5,895
Benefit Payments	(317,654)
Loan Withdrawals	1,905,687
Balance as of December 31, 2008	$2,891,568

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007, are as follows:

	2008	2007

*Trustee-Fidelity

* Shire plc Common Stock Fund	12,477,857	$15,245,535
Allianz NFJ Dividend Value Institutional	11,449,635
PIMCO Total Return Institutional	11,125,155
* Fidelity Advisor Stable Value Portfolio	11,074,583	10,279,321
American Funds EuroPacific Growth R5	10,876,426
Morgan Stanley Inst Mid Cap Growth I	9,023,014
Victory Diversified Stock Fund	8,346,701	11,286,749
American Funds Growth Fund of America R5	8,218,672
BlackRock Small Cap Growth Equity Institutional	7,887,921
* Fidelity Advisor Diversified International Fund		17,087,743
* Fidelity Advisor Equity Income Fund		13,069,495
* Fidelity Advisor Mid Cap Fund		12,048,737
* Fidelity Advisor Small Cap Fund		12,151,648
Columbia Marsico Growth Fund		10,295,591

*Denotes a party-in-interest

During the years ended December 31, 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2008	2007

Mutual funds	$(56,735,335)	$9,944,144
Shire plc common stock	(5,721,741)	1,360,059
Collective investment funds	396,806	353,613

Total	$(62,060,270)	$11,657,816

5.	EXEMPT PARTY IN INTEREST AND RELATED PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Plan for investment management services are included as a reduction of the return earned on each fund. In addition, the Plan invests in Shire plc Common Stock. Shire Pharmaceuticals, Inc. is the Plan sponsor and therefore, these transactions qualify as related party transactions. The Plan held 278,648 and 221,110 shares of the Shire Common Stock Fund at a fair value of $12,477,857 and $15,245,535 at December 31, 2008 and 2007, respectively.   In connection with the Shire Common Stock Fund, the Plan earned $61,995 and $44,518 in dividends in 2008 and 2007, respectively. The Plan also makes loans to participants.

6.	NON EXEMPT PARTY IN INTEREST TRANSACTIONS

The Plan remitted a July 2007 participant contribution of $5,000 to the trustee on February 8, 2008, which was later than required by Department of Labor (“D.O.L.”) Regulation 2510.3-102. The Plan filed Form 5330 with the Internal Revenue Service and paid the required excise tax on the transaction. In addition, the participant’s account has been credited with the amount of investment income that would have been earned had the participant contribution been remitted on a timely basis.  For the 2008 plan year the Plan will file another Form 5330 with the Internal Revenue Service to pay the required excise tax on the earnings occurred in 2008 on the transaction.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8.	FEDERAL INCOME TAX STATUS

The Plan adopted the Fidelity Advisor Retirement Connection Premium Service Retirement prototype non-standardized profit sharing/401(k) plan. The Fidelity Prototype received a favorable opinion letter from the Internal Revenue Service (“IRS”) on December 10, 2001. The Plan has received a favorable determination letter from the IRS, dated June 17, 2004. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. As such, no provision for income taxes has been made in the accompanying financial statements.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007.

	2008	2007

Net assets available for benefits per the financial statements	$132,230,183	$160,939,119

Adjustment for amounts withdrawn from Plan, but not paid	(36,414)	(9,990)

Adjustment from fair value to contract value for fully
benefit−responsive investment contracts	(410,363)	(40,867)

Net assets available for benefits per Form 5500, Schedule H
Part I (line L)	$131,783,406	$160,888,262

For the years ended December 31, 2008 and 2007, the following is a reconciliation of the net investment (loss)/income per the financial statements to the Form 5500:

	2008	2007

Total additions (investment income and contributions) per the financial statements	$(19,156,442)	$52,655,142

Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	40,867	84,273

Current year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(410,363)	(40,867)

Total (loss) income per Form 5500, Schedule H, Part II (line 2d)	$(19,525,938)	$52,698,548

For the years ended December 31, 2008 and 2007, the following is a reconciliation of total deductions per the financial statements to form 5500:

	2008	2007

Total deductions per the financial statements	$9,552,494	$9,379,642

Prior Year Adjustments for amounts withdrawn from Plan, but paid	$(9,990)

Current Year Adjustments for amounts withdrawn from Plan, but not paid	$36,414	9,990

Total Expenses per Form 5500, Schedule H, Part II (line 2j)	$9,578,918	$9,389,632

*****

SUPPLEMENTAL SCHEDULES

SHIRE PHARMACEUTICALS INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008 Plan # 001 EIN # 22-2429994

		(c)
	(b)	Description of Investment, Including	(e)
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Current
(a)	Lessor, or Similar Party	Collateral, and Par or Maturity Value	Value

	CASH—
*	Fidelity Investments	Interest Bearing Cash	$488,897

	MUTUAL FUNDS—
	PIMCO Funds	PIMCO Total Return Institutional	11,125,155
	Natixis Funds	Loomis Sayles Strategic Income A	3,239,745
	Allianz Funds	Allianz NFJ Dividend Value Institutional	11,449,635
	Victory Funds	Victory Diversified Stock A	8,346,701
	American Funds	American Funds Growth Fund of America R5	8,218,672
	Morgan Stanley Funds	Morgan Stanley Inst Mid Cap Growth I	9,023,014
	American Funds	American Funds EuroPacific Growth R5	10,876,426
	Keeley Funds	Keeley Small Cap Value A	3,113,713
	BlackRock Funds	BlackRock Small Cap Growth Equity Institutional	7,887,921
	Oppenheimer Funds	Oppenheimer Developing Markets A	5,814,947
*	Fidelity Investments	Fidelity Spartan Extended Mkt Index Inv	839,469
*	Fidelity Investments	Fidelity Spartan US Equity Index Fund	2,307,701
*	Fidelity Investments	Fidelity Value	5,134,681
*	Fidelity Investments	Fidelity Freedom 2000	67,256
*	Fidelity Investments	Fidelity Freedom 2005	65,576
*	Fidelity Investments	Fidelity Freedom 2010	493,864
*	Fidelity Investments	Fidelity Freedom 2015	279,515
*	Fidelity Investments	Fidelity Freedom 2020	4,793,098
*	Fidelity Investments	Fidelity Freedom 2025	879,039
*	Fidelity Investments	Fidelity Freedom 2030	3,182,420
*	Fidelity Investments	Fidelity Freedom 2035	855,038
*	Fidelity Investments	Fidelity Freedom 2040	3,374,524
*	Fidelity Investments	Fidelity Freedom 2045	866,649
*	Fidelity Investments	Fidelity Freedom 2050	463,537
*	Fidelity Investments	Fidelity Freedom Income	236,282

	Total Mutual Funds		102,934,578

	CORPORATE STOCK—
*	Shire plc Common Stock	Shire plc Common Stock	12,477,857

	COLLECTIVE INVESTMENT FUNDS—
*	Fidelity Investments	Managed Income Fund Portfolio	1,977,290
		Fidelity Advisor Stable Value Portfolio	11,074,583

	Total Collective Investment Funds		13,051,873

	PARTICIPANT LOANS—	Participant loans ranging from 1 to 15 years maturity
*	Various participants	with interest rates ranging from 5.00 to 9.25%	2,891,568

	TOTAL INVESTMENTS - at fair value		$131,844,773

*	Party-in-interest.
**	Column (d), cost, has been omitted, as all investments are participant-directed.

SHIRE PHARMACUETICALS INC. 401(K) SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, QUESTION 4a—
DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

Question 4a "Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102," was answered "yes."

Identity of Party	Relationship to Plan, Employer,
Involved	or Other Party-in-Interest	Description of Transactions	Amount

Shire Pharmaceuticals Inc.	Employer/Plan Sponsor	Participant contribution for an employee was not funded within the time period prescribed by D.O.L. Regulation 2510.3-102.	$ 5,000
The July 2007 participant contribution was deposited on February 8, 2008.

Signatures

The Plan, Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Shire Pharmaceuticals Inc. 401(k) Savings Plan
(Name of Plan)

Date June 24, 2009	/s/ Anita Graham
Anita Graham/EVP and Chief Administrative Officer, Member of the Investment Advisory Committee

/s/ Scott Applebaum
Scott Applebaum/SVP and Associate General Counsel, Member of the Investment Advisory Committee